Artisanal Brands, Inc.

483 Tenth Avenue, New York, New York 10018  (212) 871-3150 Fax:(212) 293-1474

May 17, 2012

Via EDGAR

Mr. H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-7010

Re:	Artisanal Brands, Inc.
Registration Statement on Form S-1
Filed April 13, 2012
File No. 333-180732

Dear Mr. Schwall:

This letter is in response to the comments we received from the Commission dated May 3, 2012.  We have restated below each of the Commission's comments and beneath each comment have set forth our response.

Where the Commission's comment requests additional or revised disclosures, the revisions appear in our responses below and have been indicated in the marked version of the amendment to be filed.  . We have filed Amendment No. 1 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 1”) with the SEC and under separate cover we are proving you with courtesy copies, marked and keyed to our revisions and responses as set forth below.

General

Comment 1:	Given that you are registering the sale of 16,000,000 shares of common stock, please revise your filing to refer to the shares you are offering, as opposed to "units."

Response:
Amendment No. 1 has been reviewed to reflect that all references to the sale of "units" have been amended to reflect the sale of "shares."  Please see the forepart of Amendment No. 1 and the cover page of the prospectus, together with pages 4, 5, 7, 13 and 14.

Use of Proceeds, page 13

Comment 2:
Where you disclose on page 13 that you anticipate allocating a portion of your proceeds to repay indebtedness, please describe with greater specificity the loans to which you are referring.  For example, with respect to the Senior Secured loan, please clarify whether you are referring to the $2,000,000 senior secured loan discussed in the last paragraph on page 22.  For each loan, disclose the total amount due, including principal and interest as of a recent date.

Response:
The use of proceeds section on page 13 has been revised as requested.  In addition, we have removed all references to the $2,000,000 senior secured loan as we have not sold all or any portion of this note as of the date hereof and do not expect to issue the note during the term of the offering of the shares pursuant to the registration statement on Form S-1.  The section now reads as follows:

USE OF PROCEEDS

We estimate that we will receive up to $7,950,000 in net proceeds from the sale of shares in this offering, based on an assumed price of $.50 per share and after estimated offering expenses payable by us. We intend to use the proceeds received from the offering to repay a tax liability and indebtedness to shareholders as set forth in the table below.  We expect to use the balance of the net proceeds for general working capital purposes, including the further development of our existing products.

The following table sets forth the Use of Proceeds assuming we sell 25%, 50% and 100% of the Offering Shares:

Use of Proceeds

	Sale of 25% of Offering	Sale of 50% of Offering	Sale of 100% of Offering
Gross Proceeds	$2,000,000	$4,000,000	$8,000,000
Estimated Offering Expenses	$50,000	$50,000	$50,000
Payment of Tax Liability	$400,000	$400,000	$400,000
Payment of Bridge Loan3-Interest	$31,475	$31,475	$31,475
Payment of Term Loan4-Interest	$164,477	$164,477	$164,477
Payment of Bridge Loan-Principal	$0	$150,000	$150,000
Payment of Term Loan-Principal	$0	$834,000	$834,000
Working Capital Reserve	$1,354,048	$2,370,048	$6,370,048

3	As of February 29, 2012, principal and interest due under the Bridge Loan are $150,000 and $31,475, respectively (see Notes to Financials, Note 7.)
4	As of February 29, 2012, principal and interest due under the Term Loan are $834,000 and $164,477, respectively (see Notes to Financials, Note 7.)

Exhibits

Comment 3:
Please file the documentation evidencing the $2,000,000 senior secured loan to which you refer in the last paragraph on page 22.  If you have not yet raised these funds, please file the form of the note or loan agreement.

Response:	As set forth in response to comment 2, these funds have not yet been raised and we are not proceeding with this transaction at this time.

In a subsequent telephone call with Staff Attorney Alexandra Ledbetter she further commented that we had neglected to identify on the Signatures page (page 47) those persons who were signing the Form S-1 as Chief Financial Officer and Chief Accounting Officer.  Please note we have amended this page in Amendment No. 1. to reflect that Daniel W. Dowe is also signing as Chief Financial Officer and have added Gary J. Allen's signature as Senior Corporate Controller and Chief Accounting Officer.

We acknowledge that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this response, please contact me at 212-871-3150.

Best Regards,

/s/ Daniel W. Dowe
Daniel W. Dowe
President